UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

Announcement of Commencement of Exchange Offer and Consent Solicitation

On July 24, 2023, Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Company”), issued a press release announcing that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Stock Market LLC under the symbol “OTMOW” (the “public warrants”), and (ii) private placement warrants to purchase Ordinary Shares (together with the public warrants, the “warrants”). The Company is offering to all holders of its outstanding warrants the opportunity to receive 0.25 Ordinary Shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,456,244 Ordinary Shares in exchange for the warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the warrants to amend the Amended & Restated Warrant Agreement, dated as of August 13, 2021 (the “Warrant Agreement”), by and among the Company, Software Acquisition Group Inc. II, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, as warrant agent, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.225 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the affirmative vote or written consent of the holders of a majority of the number of then outstanding public warrants is required to adopt the Warrant Amendment. The Offer and Consent Solicitation will be open until 11:59 P.M., Eastern Time, on August 21, 2023, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange, dated July 24, 2023, and Schedule TO, dated July 24, 2023.

The following exhibit is furnished hereto:

Exhibit No.	Description
99.1	Press Release, dated July 24, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2023		Otonomo Technologies Ltd.

	By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer